Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Agrium Pension Committee

Agrium Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 333-149666) on Form S-8 of Agrium Inc. of our report dated June 20, 2016 relating to the statements of net assets available for benefits of the Agrium Advanced Technologies 401(k) Savings Plan as of December 24, 2015 and December 31, 2014 (liquidation basis) and the related statement of changes in net assets available for benefits for the period ended December 24, 2015 (liquidation basis), which appears in the December 24, 2015 Annual Report on Form 11-K of the Agrium Advanced Technologies 401(k) Savings Plan.

/s/ Eide Bailly LLP

Greenwood Village, Colorado

June 20, 2016